Exhibit 4.2

AMENDED AND RESTATED

SERIES B COMMON STOCK PURCHASE WARRANT

VIRGINIA PARTNERS BANK

DATE: DECEMBER [  ], 2018

Number of Warrant Shares: 450,000	Exercise Date: As defined in Section 4(c)

THIS AMENDED AND RESTATED SERIES B COMMON STOCK PURCHASE WARRANT (the “Warrant”) certifies that, for value received, Kenneth R. Lehman or upon his death or incapacity his heir(s) or transferee(s) (“Permitted Assignee,” and such holder(s) the “Holder”) is obligated, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, on the Exercise Date (as defined in Section 4(c)), to subscribe for and purchase from Virginia Partners Bank, a Virginia state-chartered bank (the “Bank”), 450,000 shares of Common Stock (the “Warrant Shares”).  The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

1.                                      Definitions.  Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the “Purchase Agreement”), dated October 18, 2016, between the Bank and the Holder.

2.                                      Exercise.

(a)                                 Mandatory Exercise of Warrant.  The Holder is obligated to exercise the purchase rights represented by this Warrant, in whole, on the Exercise Date by delivery to the Bank (or such other office or agency of the Bank as it may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Bank) of $5,737,500 representing the aggregate Exercise Price for the Warrant Shares, by wire transfer or cashier’s check drawn on a United States bank. The Holder shall physically surrender this Warrant to the Bank for cancellation on the Exercise Date.

(b)                                 Exercise Price.  The exercise price per share of the Common Stock under this Warrant shall be $12.75, subject to adjustment hereunder (the “Exercise Price”).

(c)                                  Cashless Exercise.  Cashless exercise of the Warrants is not permitted.

(d)                                 Mechanics of Exercise.

(i)                                     Delivery of Certificates Upon Exercise.
The Bank or any Transfer Agent shall deliver, no later than the date that is three (3) Business Days after the latest of (X) surrender of this Warrant and (Y) payment of the aggregate Exercise Price as set forth above, to the Holder (1) physical certificates for the Warrant Shares purchased hereunder or (2) evidence of a book-entry entitlement representing the Warrant Shares purchased hereunder, in each case at the address specified in writing by the Holder to the Bank no later than the Exercise Date.  The Warrant Shares shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been properly exercised, with payment to the Bank of the Exercise Price and all taxes required to be paid by the Holder, if any, pursuant to Section 2(d)(v) prior to the issuance of such shares, having been paid.

(ii)                                  [Intentionally Omitted].

(iii)                               [Intentionally Omitted].

(iv)                              No Fractional Shares or Scrip.  No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant.  As to any fraction of a share that the Holder would otherwise be entitled to purchase upon such exercise, the Bank shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

(v)                                 Charges, Taxes and Expenses.  Issuance of certificates or book-entry entitlements for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate or book-entry entitlements, all of which taxes and expenses shall be paid by the Bank, and such certificates or book-entry entitlements shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates or book-entry entitlements for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by a form of assignment reasonably satisfactory to the Bank and duly executed by the Holder and the Bank may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

(vi)                              Closing of Books.  The Bank will not close its stockholder books or records in any manner that prevents the timely exercise of this Warrant, pursuant to the terms hereof.

(e)                                  Holder’s Exercise Limitations.  The Bank shall not effect any exercise of this Warrant, and a Holder or any Permitted Assignee shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, if such exercise and issuance of such underlying shares of Common Stock by the Bank requires approval or nonobjection by the FDIC or FRB under the Change in Bank Control Act and such approval or nonobjection has not been received.

(f)                                   Certain Limitation of Voting Rights of Warrant Shares.  The Warrant Shares shall be subject to the voting restrictions (if any) set forth in that certain Voting Agreement dated as of December 20, 2016 between the Bank and the Holder.

3.                                      Certain Adjustments.

(a)                                 Stock Dividends and Splits. If the Bank, at any time while this Warrant is outstanding: (i) pays a dividend or otherwise makes a distribution or distributions, in each case payable in shares of its Common Stock, to all holders of Common Stock (and not to the Holder) (excluding, for avoidance of doubt, any shares of Common Stock issued by the Bank upon exercise of this Warrant), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then in each case the Exercise Price shall be multiplied by a fraction, of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding at 5:00 p.m. (New York City time) on the Business Day immediately before such event, and of which the denominator shall be the number of shares of Common Stock that would be outstanding immediately after, and solely as a result of, such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged.

(b)                                 Subsequent Rights Offerings.  If the Bank, at any time while the Warrant is outstanding, shall issue to all holders of Common Stock, rights, options or warrants entitling them to subscribe for or purchase shares of Common Stock, the Bank shall use its best efforts to make provisions such that the Holder shall receive upon exercise of this Warrant in addition to the number of Warrant Shares receivable thereupon, the kind (including any exercise price) and amount of rights, options or warrants that the Holder would have been entitled to receive had the Warrant been exercised into Warrant Shares on the date of such issuance and if the last date to exercise any such right, option or warrant distributed to holders of Common Stock shall have expired then the rights, options or warrants distributed to the Holder shall be exercisable for at least 30 days after distribution to him; provided that no such provision shall be made if the Holder receives, simultaneously with the distribution to the holders of Common Stock, rights, options or warrants in a kind and amount equal to that the Holder would have received if the Warrant had been exercised on the date of such issuance.

(c)                                  Pro Rata Distributions.  If the Bank, at any time while this Warrant is outstanding, shall distribute to all holders of Common Stock evidences of its indebtedness or assets (excluding (i) any dividend or distribution of Common Stock (which shall be subject to Section 3(a)), (ii) any issuance of rights or warrants to subscribe for or purchase shares of Common Stock (which shall be subject to Section 3(b)) and (iii) any dividend or distribution in connection with a Fundamental Transaction (which shall be subject to Section 3(d)), then in each such case the Bank shall use its best efforts to make provisions such that the Holder shall receive upon exercise of this Warrant in addition to the number of Warrant Shares receivable thereupon, the kind and amount of evidences of its indebtedness or assets that the Holder would have been entitled to receive had the Warrant been exercised into Warrant Shares on the date of such distribution; provided that no such provision shall be made if the Holder receives, simultaneously with the distribution to the holders of Common Stock, evidences of the Bank’s indebtedness or assets in a kind and amount equal to that the Holder would have received if the Warrant had been exercised on the date of such distribution.

(d)                                 Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Bank, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Bank with or into another Person and the Bank is not the surviving corporation, (ii) the Bank, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Bank or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Bank, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, (v) the Bank, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of shares of common stock of the successor or acquiring corporation or of the Bank, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant).  For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Bank shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction and any proration of securities, cash or property applied to holders of Common Stock in such Fundamental Transaction shall not apply to the Holder.  The Bank shall cause any successor entity in a Fundamental Transaction in which the Bank is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Bank under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(d) pursuant to written agreements prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, other than as set forth in Section 6(k) the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Bank” shall refer instead to the Successor Entity), and may exercise every right and power of the Bank and shall assume all of the obligations of the Bank under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Bank herein.

(e)                                  Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

4.                                      Notice to Holder.

(a)                                 Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of Section 3, the Bank shall promptly mail to the Holder a notice setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(b)                                 Notice to Allow Exercise by Holder. If prior to the Exercise Date (i) the Bank shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (ii) the Bank shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (iii) the Bank shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class, (iv) the approval of any stockholders of the Bank shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Bank is a party, any sale or transfer of all or substantially all of the assets of the Bank, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property, or (v) the Bank shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Bank, then, in each case, the Bank shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register of the Bank, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.  To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Bank or any of its Subsidiaries, the Bank shall simultaneously disclose such information in compliance with applicable securities laws.  The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

(c)                                  Exercise Date.  The Warrant shall be exercised on, and only on, the first Business Day immediately following the day of legal effectiveness of the share exchange pursuant to the Agreement and Plan of Share Exchange, dated as of December [13], 2018, by and between Delmar Bancorp and the Bank (the “Exercise Date”).  The Bank shall provide written notice to the Holder of the Exercise Date no later than three (3) days prior to the Exercise Date.

(d)                                 [Intentionally omitted].

5.                                      Transfer of Warrant.  Subject to compliance with applicable securities laws, this Warrant and all rights hereunder are transferable only upon the death or incapacity of the Holder, upon surrender of this Warrant by a Permitted Assignee at the principal office of the Bank or its designated agent, together with appropriate documentation and funds sufficient to pay any taxes payable upon such transfer.  Thereupon, the Bank shall execute and deliver a new Warrant or Warrants in the name of the Permitted Assignee and this Warrant shall promptly be cancelled.  The Warrant may be exercised by an Permitted Assignee without having a new Warrant issued.

6.                                      Miscellaneous.

(a)                                 No Rights as Stockholder Until Exercise.  This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Bank prior to the exercise hereof other than as set forth in Section 3.

(b)                                 Loss, Theft, Destruction or Mutilation of Warrant. If this Warrant or any stock certificate relating to the Warrant Shares is mutilated, lost, stolen or destroyed, the Bank shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Bank and the transfer agent of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Bank and the transfer agent for any losses in connection therewith or, if required by the transfer agent and/or Board of Directors of the Bank, a bond in such form and amount as the transfer agent and/or Board of Directors may require. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement certificate or instrument. If a replacement certificate or instrument evidencing the Warrants or any Warrant Shares is requested due to a mutilation thereof, the Bank may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

(c)                                  Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

(d)                                 No Inconsistent Actions.  Except and to the extent as waived or consented to by the Holder, the Bank shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment.  Without limiting the generality of the foregoing, the Bank will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Bank may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Bank to perform its obligations under this Warrant.

(e)                                  Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

(f)                                   Restrictions.  The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant will not be registered under any federal or state securities laws.

(g)                                  Nonwaiver and Expenses.  No course of dealing or any delay or failure to exercise any right hereunder on the part of the Holder shall operate as a waiver of such right or otherwise prejudice Holder’s rights, powers or remedies.  Without limiting any other provision of this Warrant or the Purchase Agreement, if the Bank willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Bank shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

(h)                                 Notices.  Any notice, request or other document required or permitted to be given or delivered to the Holder by the Bank shall be delivered to the registered Holder at the last address as it shall appear upon the Warrant Register of the Bank.

(i)                                     Limitation of Liability.  No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of

Holder, shall give rise to any liability of Holder for the purchase price of any Common Stock or as a stockholder of the Bank, whether such liability is asserted by the Bank or by creditors of the Bank.

(j)                                    Remedies.  The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to seek specific performance of its rights under this Warrant.  The Bank agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

(k)                                 Successors and Assigns.  Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Bank and the Holder and any Permitted Assignee. If the Bank shall reorganize into the holding company form of organization, then as set forth in Section 3 such holding company shall succeed to the obligations of the Bank under this Warrant.  If any successor to the Bank is not a bank, the Holder agrees that certificates representing Warrant Shares issued after the date of such succession shall bear customary legends relating to restriction on transfer, and lack of registration of the Warrant Shares under the Securities Act and state securities laws and related matters. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder.

(l)                                     Amendment.  This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Bank and Holder.

(m)                             Severability.  Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(n)                                 Headings.  The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

IN WITNESS WHEREOF, the Bank has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

VIRGINIA PARTNERS BANK

By:
Name:	Lloyd B. Harrison III
Title:	President and Chief Executive Officer

[signature page to Series B Warrant]